Nominations to AB Volvo's Board of Directors

GOTEBORG, Sweden, March 10, 2003 (PRIMEZONE) -- Prior to AB Volvo's (Nasdaq:VOLVY) Annual General Meeting on April 9, Volvo's Nomination Committee has decided to propose Neelie Kroes and Haruko Fukuda as new members of AB Volvo's Board of Directors. In other respects, the re-election of Lars Ramqvist (Chairman), Per-Olof Eriksson, Patrick Faure, Tom Hedelius, Finn Johnsson, Louis Schweitzer, Ken Whipple and Leif Johansson is proposed.

Among other positions, Neelie Kroes has served as advisor to the European Transport Commissioner. During the 1980s, she was a Cabinet Minister of Transport and Public Works in the government of the Netherlands. Neelie Kroes has been a Board member of a large number of companies in the Netherlands and internationally.

Miss Haruko Fukuda has 25 years of experience in business in Asia. She was until recently Chief Executive and Board Director of the World Gold Council. She was previously Vice Chairman of Nikko Europe plc and a partner of James Capel & Co. Currently, she also serves as Senior Advisor at Lazard.

The proposal of the Nomination Committee is supported by shareholders representing more than 50% of the total votes outstanding and more than 40% of the total capital outstanding in AB Volvo.

March 10, 2003

For further information, please contact Marten Wikforss +46 31 66 11 27, +46 705 59 11 49

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The following files are available for download:

http://www.waymaker.net/bitonline/2003/03/10/20030310BIT00670/wkr0001.doc

http://www.waymaker.net/bitonline/2003/03/10/20030310BIT00670/wkr0002.pdf